Exhibit 99.1

Claude Resources Increases Land Position at the Seabee Gold Operation and Consolidates Two Joint Venture Agreements

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, June 29, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") has expanded its land position by approximately 3,000 hectares to 19,950 hectares at the Seabee Gold Operation in northeastern Saskatchewan, Canada. The additional 3,000 hectares are located east and north of the Santoy region where the Company is currently expanding production from the Santoy Mine Complex (Santoy Gap and Santoy 8) and conducting 35,000 metres of underground drilling in 2015.

In addition to increasing its land position at the Seabee Gold Operation, the Company purchased its only two joint venture agreements on the property from Karoo Exploration Corp. ("Karoo") and Star Minerals Group Ltd. ("Star"). The Karoo joint venture agreement, which comprised 65 hectares, was purchased for 73,529 common shares of Claude. The Star joint venture agreement, which comprised 642 hectares, was purchased for 134,664 common shares of Claude. By acquiring these two joint ventures, the Company now owns and controls 100% of the entire gold belt and land package within the Seabee Gold Operation. The closing of the Karoo agreement remains subject to certain conditions which include regulatory approval.

A detailed map of the additional claims and the joint venture claims locations can be viewed here: http://www.clauderesources.com/html/operations/index.cfm

"The newly staked claims at the Seabee Gold Operation are strategically located contiguous to the Santoy region. The Santoy region has some of the most prospective gold targets in our camp and it is prudent to ensure we control this underexplored region," stated Brian Skanderbeg, President and CEO. "Along with an expanded land package, we are pleased to have consolidated the property within the two joint venture agreements. Our focus remains on near mine targets at the Seabee Mine and Santoy Mine Complex however, the Star and Karoo claims host gold showings and occurrences that may play a role in our future."

The Seabee Gold Operation had record annual gold production in 2014 and most recently set a new quarterly gold production record in the first quarter of 2015. The key drivers of the record performance were the successful transition to Alimak Long-Hole mining at the Seabee Mine and advancing the high grade Santoy Gap deposit into production. During the second quarter of 2015 these key drivers have continued to deliver strong results. Second quarter gold production results are expected to be announced on July 7, 2015 prior to market open.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO; Or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7505, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 09:00e 29-JUN-15